                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 AMENDMENT NO. 1
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              SONUS NETWORKS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                            ------------------------

          OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE,
               HAVING AN EXERCISE PRICE OF $0.67 OR MORE PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                    835916107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                            ------------------------

                                 HASSAN M. AHMED
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SONUS NETWORKS, INC.
                                 5 CARLISLE ROAD
                          WESTFORD, MASSACHUSETTS 01886
                             TELEPHONE: 978-392-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                   COPIES TO:

  CHARLES J. GRAY, ESQ.                                              JOHAN V. BRIGHAM, ESQ.
    GENERAL COUNSEL                                                 MATTHEW J. CUSHING, ESQ.
   SONUS NETWORKS, INC.                                              BINGHAM MCCUTCHEN LLP
    5 CARLISLE ROAD                                                    150 FEDERAL STREET
WESTFORD, MASSACHUSETTS 01886                                     BOSTON, MASSACHUSETTS 02110
  TELEPHONE: 978-392-8100                                            TELEPHONE: 617-951-8000
  TELECOPY: 978-392-8182                                             TELECOPY: 617-951-8736


                            CALCULATION OF FILING FEE

==================================================================================================================================
                    TRANSACTION VALUATION*                                               AMOUNT OF FILING FEE
----------------------------------------------------------------------------------------------------------------------------------
                           $741,188                                                             $68.19
==================================================================================================================================

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,823,752 shares of common stock of Sonus Networks, Inc. having a weighted average exercise price of $10.15 per share will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $68.19        Filing Party: Sonus Networks, Inc.
    Form or Registration No.:Schedule TO   Date Filed: October 16, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third party tender offer subject to Rule 14d-1.

         |X| issuer tender offer subject to Rule 13e-4.

         |_| going-private transaction subject to Rule 13e-3.

         |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            ------------------------

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on October 16, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of $0.67 or more, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated October 16, 2002.

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended so as to amend and restate Exhibit (a)(5) in its entirety. The amended and restated Exhibit (a)(5) is attached hereto.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: October 17, 2002               SONUS NETWORKS, INC.


                                     By: /s/ Hassan M. Ahmed
                                         --------------------------------------
                                         Hassan M. Ahmed
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER